UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. of Issuer 333-147919-01
National City Mortgage Capital Trust 2008-1

(Exact name of issuer as specified in its charter)
Commission File No. of Depositor 333-147919
National City Mortgage Capital LLC

(Exact name of depositor as specified in its charter)
3232 Newmark Drive
Miamisburg, OH 45342
(937) 910-4372

(Address, including zip code and telephone number,
including area code, of registrant’s principal executive office)
Mortgage Pass-Through Certificates Series 2008-1

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: Twenty-six (26)
Pursuant to the requirements of the Securities Exchange Act of 1934, National City Mortgage Trust 2008-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 29, 2009	National City Mortgage Capital Trust 2008-1 By: National City Mortgage Capital LLC, as depositor
	By:	/s/ Theodore W. Tozer
		Name:	Theodore W. Tozer
		Title:	Vice President & Secretary